**Keppel Corporation**



Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

20 March 2006



SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 3,500 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

LAM CHEE KIN
SENIOR LEGAL MANAGER



dw 6/13

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(Co Reg. No. 196800351N)
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 3,500 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

[signature]

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 20TH DAY OF MARCH 2006

APPENDIX II

# KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 3,500 SHARES/STOCK UNITS FULLY PAID**

**ARISING FROM THE 3,500 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   ***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)***

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 786,147,924 | 1,144,507,751.59 | Before Exercise : 11,904,666 |
| | | | Add Exercise | 3,500 | 22,890.00 | Less Exercise : (3,500) |
| | | | After Exercise | 786,151,424 | 1,144,530,641.59 | Outstanding : 11,901,166 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : **Caroline Chang**

**Authorised Signature** : [signature]

**Designation** : **Secretary**  **Date** : **20 March 2006**

**Enclosures :**

a. **A copy of the Return of Allotment of Shares filed with ACRA.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 1000 | $6.54 | 6540 | Chia Tsui Lin |
| 2500 | $6.54 | 16350 | Anant Keshav Shukla |
| | Total value of shares exercised = | 22890 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 6.54 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 17/03/2006 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **786151424** | **0** | **0** |
| Amount of Issued Share Capital : | **1144530641.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1144530641.59** | **0** | **0** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-387

20 March 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Ho Wee Khoon / Ms Wan Noor Inn**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 3,500 SHARES**

We confirm that we have today despatched share certificate No. 1000496 in regards to the allotment of 3,500 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

Helen Tan

HELEN TAN
DIRECTOR
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

c.c. Temasek Holdings
(Attn: Mr Jeffrey Chua)

GFD

GM (GTR)

GC

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 786,147,924 | |
| SHARE OPTION SCHEME | 3,500 | 17.03.2006 |
| TOTAL | 786,151,424 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

.................................
REGISTRARS

**Keppel Corporation**



Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

16 March 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 25,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

LAM CHEE KIN
SENIOR LEGAL MANAGER

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(Co Reg. No. 196800351N)
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 25,000 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

---------------------

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 16TH DAY OF MARCH 2006

**APPENDIX II**

# KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 25,000 SHARES/STOCK UNITS FULLY PAID**

**ARISING FROM THE 25,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   ***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)***

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 786,122,924 | 1,144,344,251.59 | Before Exercise : 11,929,666 |
| | | | Add Exercise | 25,000 | 163,500.00 | Less Exercise : (25,000) |
| | | | After Exercise | 786,147,924 | 1,144,507,751.59 | Outstanding : 11,904,666 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : Caroline Chang

**Authorised Signature** : [signature]

**Designation** : Secretary **Date** : 16 March 2006

**Enclosures :**

a. **A copy of the Return of Allotment of Shares filed with ACRA.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD
ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks |
|---|---|---|---|
| 15,000 | $6.54 | $ 98,100.00 | Tan Geok Seng |
| 2,500 | $6.54 | $ 16,350.00 | Lee Giok Leng |
| 7,500 | $6.54 | $49,050.00 | Exercised by Wong Khai Theen via OCBC Securities Pte Ltd (sub-account name of Keppel Credit Union Co-operative Limited of sub account no. 2281-1692-9635) |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | Total value of shares exercised = | $163,500.00 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 25000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 6.54 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 15/03/2006 | | |

Save Delete Reset Back

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **786147924** | **0** | **0** |
| Amount of Issued Share Capital : | **1144507751.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1144507751.59** | **0** | **0** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-386

16 March 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Ho Wee Khoon / Ms Wan Noor Inn**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEES SHARE OPTION SCHEME
ALLOTMENT OF 25,000 SHARES**

We confirm that we have today despatched share certificate No. 1000494 in regards to the allotment of 25,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
DIRECTOR
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GM (GTR)
GC
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 786,122,924 | |
| SHARE OPTION SCHEME | 25,000 | 15.03.2006 |
| TOTAL | 786,147,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

.....................................
REGISTRARS

**Keppel Corporation**



Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

15 March 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 11,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

LAM CHEE KIN
SENIOR LEGAL MANAGER

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(Co Reg. No. 196800351N)
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 11,000 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

-----------------------
CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 15TH DAY OF MARCH 2006

**APPENDIX II**

## KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 11,000 SHARES/STOCK UNITS FULLY PAID**

**ARISING FROM THE 11,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   *(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)*

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 786,111,924 | 1,144,272,311.59 | Before Exercise : 11,940,666 |
| | | | Add Exercise | 11,000 | 71,940.00 | Less Exercise : (11,000) |
| | | | After Exercise | 786,122,924 | 1,144,344,251.59 | Outstanding : 11,929,666 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : **Caroline Chang**

**Authorised Signature** : [signature]

**Designation** : **Secretary** **Date** : **15 March 2006**

**Enclosures :**

a. **A copy of the Return of Allotment of Shares filed with ACRA.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 1000 | $6.54 | 6540 | Wee Wai Yan, Terence |
| 10000 | $6.54 | 65400 | Tan Dek Joon |
| | Total value of shares exercised = | 71940 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 11000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 6.54 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 14/03/2006 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **786122924** | **0** | **0** |
| Amount of Issued Share Capital : | **1144344251.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1144344251.59** | **0** | **0** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-385

15 March 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Ho Wee Khoon / Ms Wan Noor Inn**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 11,000 SHARES**

We confirm that we have today despatched share certificate No. 1000493 in regards to the allotment of 11,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
DIRECTOR
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

c.c. Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GM (GTP)
GC

**KEPPEL CORPORATION LIMITED**

**CHANGES IN THE ISSUED SHARE CAPITAL**

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 786,111,924 | |
| SHARE OPTION SCHEME | 11,000 | 14.03.2006 |
| TOTAL | 786,122,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

.........................................
REGISTRARS

Keppel Corporation

RECEIVED

2006 JUN 12 P 4:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

14 March 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 32000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

LAM CHEE KIN
SENIOR LEGAL MANAGER

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(Co Reg. No. 196800351N)
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 32,000 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

-----------------------
CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 14TH DAY OF MARCH 2006

**APPENDIX II**

**KEPPEL CORPORATION LIMITED**

**APPLICATION FOR LISTING AND QUOTATION OF 32,000 SHARES/STOCK UNITS FULLY PAID**

**ARISING FROM THE 32,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   ***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)***

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 786,079,924 | 1,144,063,031.59 | Before Exercise : 11,972,666 |
| | | | Add Exercise | 32,000 | 209,280.00 | Less Exercise : (32,000) |
| | | | After Exercise | 786,111,924 | 1,144,272,311.59 | Outstanding : 11,940,666 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : **Caroline Chang**

**Authorised Signature** : [signature]

**Designation** : **Secretary** **Date** **:14 March 2006**

**Enclosures :**

a. **A copy of the Return of Allotment of Shares filed with ACRA.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 2000 | $6.54 | 13080 | Chia Mooi Larn, Doris |
| 7500 | $6.54 | 49050 | Chan Chee Hiong |
| 22500 | $6.54 | 147150 | Hoe Eng Hock |
| | Total value of shares exercised = | 209280 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 6.54 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 10/03/2006 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **786081924** | **0** | **0** |
| Amount of Issued Share Capital : | **1144076111.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1144076111.59** | **0** | **0** |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 30000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 6.54 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 13/03/2006 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **786111924** | **0** | **0** |
| Amount of Issued Share Capital : | **1144272311.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1144272311.59** | **0** | **0** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-384

14 March 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Ho Wee Khoon / Ms Wan Noor Inn**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 30,000 SHARES**

We confirm that we have today despatched share certificate No. 1000492 in regards to the allotment of 30,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
DIRECTOR
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

c.c. Temasek Holdings
(Attn : Mr Jeffrey Chua)
GFD
GM (GTR)
GC .

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 786,081,924 | |
| SHARE OPTION SCHEME | 30,000 | 13.03.2006 |
| TOTAL | 786,111,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

.......................................
REGISTRARS

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-383

13 March 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Ho Wee Khoon / Ms Wan Noor Inn**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 2,000 SHARES**

We confirm that we have today despatched share certificate No. 1000491 in regards to the allotment of 2,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
DIRECTOR
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

c.c. Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GM (GTP)
GC.

## KEPPEL CORPORATION LIMITED

## CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 786,079,924 | |
| SHARE OPTION SCHEME | 2,000 | 10.03.2006 |
| TOTAL | 786,081,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

.......................................
REGISTRARS

**Keppel Corporation**

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391



10 March 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 5,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

LAM CHEE KIN
SENIOR LEGAL COUNSEL

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(Co Reg. No. 196800351N)
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 5,000 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

----------------------
CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 10TH DAY OF MARCH 2006

# KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES/STOCK UNITS FULLY PAID**

**ARISING FROM THE 5,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   *(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)*

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 786,074,924 | 1,144,030,331.59 | Before Exercise : 11,977,666 |
| | | | Add Exercise | 5,000 | 32,700.00 | Less Exercise : (5,000) |
| | | | After Exercise | 786,079,924 | 1,144,063,031.59 | Outstanding : 11,972,666 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : **Caroline Chang**

**Authorised Signature** : [signature]

**Designation** : **Secretary** **Date** : **10 March 2006**

**Enclosures** :

a. **A copy of the Return of Allotment of Shares filed with ACRA.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 5000 | $6.54 | 32700 | Lim Boon Seng |
| | Total value of shares exercised = | 32700 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 6.54 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 09/03/2006 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **786079924** | **0** | **0** |
| Amount of Issued Share Capital : | **1144063031.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1144063031.59** | **0** | **0** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-382

10 March 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Ho Wee Khoon / Ms Wan Noor Inn**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 5,000 SHARES**

We confirm that we have today despatched share certificate No. 1000490 in regards to the allotment of 5,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
DIRECTOR
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

c.c. Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GM (GTR)
GC

**KEPPEL CORPORATION LIMITED**

**CHANGES IN THE ISSUED SHARE CAPITAL**

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 786,074,924 | |
| SHARE OPTION SCHEME | 5,000 | 09.03.2006 |
| TOTAL | 786,079,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

..................................
REGISTRARS

**Keppel Corporation**

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

1 March 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 23,500 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(Co Reg. No. 196800351N)
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 23,500 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

---------------------

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 01 DAY OF MARCH 2006

**APPENDIX II**

## KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 23,500 SHARES/STOCK UNITS FULLY PAID**

**ARISING FROM THE 23,500 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares :** Pari Passu

   ***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)***

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 785,814,424 | 1,142,771,736.59 | Before Exercise : 12,238,166 |
| | | | Add Exercise | 23,500 | 153,690.00 | Less Exercise : (23,500) |
| | | | After Exercise | 785,837,924 | 1,142,925,426.59 | Outstanding : 12,214,666 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : **Caroline Chang**

**Authorised Signature** : [signature]

**Designation** : **Secretary**

**Date** : **1 March 2006**

**Enclosures :**

a. **A copy of the Return of Allotment of Shares filed with ACRA.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 1000 | $6.54 | 6540 | Koh Soon Hoe, Irene |
| 7500 | $6.54 | 49050 | Ho Jong Heng |
| 15000 | $6.54 | 98100 | Aziz Amirali Merchant |
| | Total value of shares exercised = | 153690 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 23500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 6.54 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 28/02/2006 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785837924** | **0** | **0** |
| Amount of Issued Share Capital : | **1142925426.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1142925426.59** | **0** | **0** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-377

1 March 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Ho Wee Khoon / Ms Wan Noor Inn**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 23,500 SHARES**

We confirm that we have today despatched share certificate No. 1000485 in regards to the allotment of 23,500 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
DIRECTOR
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)

GFD
GM (GTR)
GC

(faxed)

## KEPPEL CORPORATION LIMITED

## CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 785,814,424 | |
| SHARE OPTION SCHEME | 23,500 | 28.02.2006 |
| TOTAL | 785,837,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

..............................................
REGISTRARS